August 3, 2012

VIA EDGAR SUBMISSION

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE, Mail Stop 6010

Washington, D.C. 20549

Attention:  Dana Hartz

Re:	Momenta Pharmaceuticals, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 28, 2012
Form 10-Q for the Quarterly Period Ended March 31, 2012
Filed May 9, 2012
File No. 000-50797

Ladies and Gentlemen:

On behalf of Momenta Pharmaceuticals, Inc. (the “Company”), and in connection with the Company’s response to comments contained in a letter dated August 2, 2012 (the “Letter”) from Jim B. Rosenberg of the Staff (the “Staff’) of the Securities and Exchange Commission to Richard P. Shea, the Company’s Senior Vice President and Chief Financial Officer, the Company respectfully advises the Staff that it will provide a response to the above referenced Letter via EDGAR under the form type label CORRESP on Thursday, August 30, 2012.

If you have any questions or comments regarding the foregoing, kindly contact me at (617) 395-2788.  Thank you for your time and attention.

Very truly yours,

/s/ Lynette A. Herscha
Lynette A. Herscha
Assistant General Counsel and
Assistant Secretary

cc:	Securities and Exchange Commission
Jim B. Rosenberg
Don Abbott

Wilmer Cutler Pickering Hale and Dorr LLP
Steven D. Singer
Rosemary G. Reilly